Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2026-USNCH33905 Registration Statement Nos. 333-293732; 333-293732-02 Dated September 1, 2026; Filed pursuant to Rule 433

Autocallable Dual Directional Trigger PLUS Based on the Class A Common Stock of Space Exploration Technologies Corp. Due October     , 2028
Principal at Risk Securities

This document provides a summary of the terms of the securities.  Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Class A common stock of Space Exploration Technologies Corp. (ticker symbol: “SPCX UW”) (the “underlying share issuer”)
Stated principal amount:	$1,000 per security
Pricing date:	September 16, 2026
Issue date:	September 21, 2026
Valuation dates:	Expected to be September 23, 2027 (the “interim valuation date”) and September 29, 2028 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur with respect to the underlying shares
Automatic early redemption:	If, on the interim valuation date, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the third business day following the interim valuation date for an amount in cash per security equal to $1,000 plus the interim redemption premium. If the securities are automatically redeemed following the interim valuation date, they will cease to be outstanding.
Interim redemption premium[1]:	29.75% of the stated principal amount. The interim redemption premium may represent a return that is significantly less than the appreciation of the underlying shares from the pricing date to the interim valuation date.
Maturity date:	October 4, 2028
Payment at maturity[1]:

If the securities have not previously been redeemed, you will receive at maturity, for each $1,000 stated principal amount security you hold at maturity:

▪ If the final share price is greater than the initial share price:
$1,000 + the leveraged return amount

▪ If the final share price is less than or equal to the initial share price but greater than or equal to the trigger price:
$1,000 + ($1,000 × the absolute share return)

▪ If the final share price is less than the trigger price:
$1,000 + ($1,000 × the share return)

If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $600.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Absolute share return:	The absolute price of the share return

Leveraged return amount:	$1,000 × the share return × the upside leverage factor
Upside leverage factor:	150.00%
Share return:	(i) The final share price minus the initial share price, divided by (ii) the initial share price
Trigger price:	60.00% of the initial share price
CUSIP/ISIN:	17334CT53 / US17334CT539
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/000095010326013385/ dp252403_424b2-us26q0096d.htm

Hypothetical Payout at Maturity[1] (If the securities have not previously been redeemed)
Change in Underlying Shares	Return on Securities
+50.00%	+75.00%
+40.00%	+60.00%
+30.00%	+45.00%
+20.00%	+30.00%
+10.00%	+15.00%
+5.00%	+7.50%
0.00%	0.00%
-5.00%	+5.00%
-10.00%	+10.00%
-20.00%	+20.00%
-30.00%	+30.00%
-40.00%	+40.00%
-41.00%	-41.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $912.50 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement.  Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.
•	The securities do not pay interest.
•	Your potential for positive participation in the absolute value of any depreciation of the underlying shares is limited.
•	The term of the securities may be as short as one year.
•	Investing in the securities is not equivalent to investing in the underlying shares.
•	Your return on the securities depends on the closing price of the underlying shares on two days.
•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, is less than the issue price.
•	The estimated value of the securities was determined for Citigroup Global Markets Holdings Inc. by its affiliate using proprietary pricing models.
•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Markets Holdings Inc.’s secondary market rate.
•	The estimated value of the securities is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you in the secondary market.
•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.
•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
•	Citigroup Global Markets Holdings Inc.’s offering of the securities does not constitute a recommendation of the underlying shares.
•	The price of the underlying shares may be adversely affected by Citigroup Global Markets Holdings Inc.’s or its affiliates’ hedging and other trading activities.
•	Citigroup Global Markets Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Markets Holdings Inc.’s affiliates.
•	You will have no rights and will not receive dividends with respect to the underlying shares.
•	Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the applicable product supplement.
•	The securities will not be adjusted for all events that could affect the price of the underlying shares.
•	If the underlying shares are delisted, we may call the securities prior to maturity for an amount that may be less than the stated principal amount.
•	The securities may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares.
•	The calculation agent, which is an affiliate of Citigroup Global Markets Holdings Inc., will make important determinations with respect to the securities.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.